VIA EDGAR

December 18, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Melissa Gilmore

Re:	Pony Group Inc.

Form S-1

Filed October 28, 2019

333-232596

Dear Ms. Gilmore:

On behalf of Pony Group Inc. (the “Company”) we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 13, 2019, regarding the Company’s Form S-1 filed on October 28, 2019 (the “Registration Statement”), which such Registration Statement reflects the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed October 28, 2019

Signatures, page II-5

1.	In the second signature block, please also include a signature for your principal financial officer, and your controller or principal accounting officer. Refer to Instructions to Signatures on Form S-1. If someone has signed in more than one capacity, please indicate each capacity in which she has signed.

In response to the Staff’s comment, we have revised the signature block to indicate that Wenxian Fan signs in the capacity of the chief financial officer of the Company in addition to other capacities in which she signs.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at rasnlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan
Wenxian Fan

cc:	Richard I. Anslow

Ellenoff Grossman & Schole LLP